

December 9, 2014

Via Mail
Ying Chiu Lee Herbert
Oakridge International Corporation
Suite 5, Level 2, Malcolm Building
187 Rundle Street
Adelaide SA 5000, Australia

> **Re:** **Oakridge International Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed October 14, 2014**
> **File No. 1-35640**

Dear Mr. Herbert:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note that you filed an amendment on October 17, 2014 for the sole purpose of providing the exhibits omitted from the initial filing. However, the amendment did not include the entire periodic report. Please file another amendment that includes the entire periodic report as well as new, updated certifications.

Signatures, page 22

2. We note that the first signature of your chief executive officer on the registrant's behalf is not dated. Please revise to include the date of the chief executive officer's signature on the registrant's behalf. Please refer to the signature section of Form 10-K.

3. The report must also be signed on behalf of the registrant by its controller or principal accounting officer. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Refer to General Instruction D

of Form 10-K. Please revise to indicate which individual signing the report is your controller or principal accounting officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief